CONFIDENTIAL

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69353

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jett Capital Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

712 Fifth Ave, 11th Floor
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Clarke Gray — 917-238-1263
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raphael, Goldberg, Nikpour, Cohen, Sullivan CPA's PLLC
(Name – *if individual, state last, first, middle name*)

97 Froehlich Farm Blvd.	Woodbury	N.Y.	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, J. Clarke Gray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jett Capital Advisors LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICAH TAYLOR
NOTARY PUBLIC-STATE OF NEW YORK
No. 02TA6125117
Qualified In New York County
My Commission Expires 12-15-2021

Notary Public

Signature

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JETT CAPITAL ADVISORS LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
(Filed Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934)
DECEMBER 31, 2020
CONFIDENTIAL TREATMENT REQUESTED

JETT CAPITAL ADVISORS LLC
CONTENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2020



RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Jett Capital Advisors LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Jett Capital Advisors LLC (the "Company") (a limited liability company), as of December 31, 2020 and the related statement of operations, changes in member's equity, and cash flows for the year ended December 31, 2020, and the related notes to the financial statements and supplemental information. In our opinion, the financial statements present fairly, in all material respects, the financial position of Jett Capital Advisors LLC as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission as contained on page 11, have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated in all material respects, in relation to the financial statements as a whole.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as the Company's auditors since 2018

Woodbury, New York
February 24, 2021

JETT CAPITAL ADVISORS LLC
Statement of Financial Condition
December 31, 2020

ASSETS:

Cash	$ 656,019
Due from broker	216,167
Due from parent	915,166
TOTAL ASSETS	$ 1,787,352

LIABILITIES AND MEMBER'S EQUITY:

Accounts payable and accrued expenses	$ 220,223
Deferred rent	72,000
TOTAL LIABILITIES	292,223
Member's Equity	1,495,149
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,787,352

2

JETT CAPITAL ADVISORS LLC
Statement of Operations
Year Ended December 31, 2020

REVENUE:

Advisory fees	$	2,788,127
Interest		483
Total Revenue		2,788,611

EXPENSES:

Compensation and benefits	1,982,422
Occupancy and equipment	266,027
Technology and communications	48,827
Travel and entertainment	125,148
Professional fees	154,500
Regulatory expense	10,945
Other expenses	2,921
Total Expenses	2,590,791

Income before provision for income taxes		197,820
Provision for income taxes		(2,856)
Net income	$	200,676

3

JETT CAPITAL ADVISORS LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2020

Balance at January 1, 2020	$ 1,294,473
Net income	200,676
Balance at December 31, 2020	$ 1,495,149

4

JETT CAPITAL ADVISORS LLC
Statement of Cash Flows
Year Ended December 31, 2020

Cash flows from operating activities:

Net income	$ 200,676
Adjustments to reconcile net loss to net cash provided by operating activities	
Changes in operating assets and liabilities	
Due from broker	500,387
Due from parent	(37,500)
Accounts payable and accrued expenses	(32,225)
Accrued compensation	(767,041)
Deferred rent	(24,696)
Net cash used in operating activities	(160,399)
Net decrease in cash	(160,399)
Cash beginning of year	816,418
Cash end of year	656,019

Supplemental cash flow information:

There was no cash paid during the year for interest and $3,000 for taxes.

The accompanying notes are an integral part of these financial statements.

Note 1 - <u>Organization and Nature of Business</u>

Jett Capital Advisors, LLC ("the Company", "the LLC", "or "JCA") was organized in Delaware on August 19, 2013. On March 18, 2014 the Company was approved as a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company advises its customers in raising capital primarily through private placements of public equity securities to institutional investors. The Company is focused primarily on the mining and minerals sector. It is a wholly owned subsidiary of Jett Capital Advisors Holdings, LLC ("the parent" or "JCAH").

The Company operates pursuant to   the   net   capital   provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from provisions of that Rule. The Company does not hold customer funds or securities. Under these exemptive provisions, the Computation for Determinationof Reserve Requirements and Information Relating to the Possession and Control Requirement s are not required.

Note 2 - <u>Summary of Significant Accounting Policies</u>

<u>Basis of Presentation</u>

The accompanying financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

<u>Use of Estimates</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Revenue Recognition</u>

A five step model is followed to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the LLC satisfies a performance obligation. In determining the transaction price, the LLC may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Note 2 - <u>Summary of Significant Accounting Policies(continued)</u>

<u>Revenue Recognition(continued)</u>

The Company generates fee revenue for advising its clients on capital raising and on the private placement of the capital. Those fees are recognized when the related performance obligations are satisfied. Fees that are earned over time or based on some contingency are recognized over the period or when the contingency is eliminated.

The Company's services that fall within the scope of ASC 606 are presented within the Revenue section of the Statement of Operations and are recognized as revenue as the Company satisfies its obligation to the customer. Revenue is generated as the Company charges fees for providing advisory services to its clients.

<u>Foreign Exchange</u>

Translation of foreign currencies assets denominated in foreign currencies are translated at year-end rates of exchange, whereas statement of operations accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net income.

<u>Income</u>
<u>Taxes</u>

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than- not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The Partnership determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements.

<u>Cash and Cash Equivalents</u>

The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days which are not held for sale in the ordinary course of business.

Note 2 - <u>**Summary of Significant Accounting Policies(continued)**</u>

Due from Brokers

The Company from time to time has cash at brokers. At December 31, 2020 this amounted to $216,167.

Credit Risk

The only credit risk taken by the Company occurs when cash balances in a bank account exceeds the Federal Deposit Insurance Corporation (FDIC) insurance.

Note 3 - <u>**Net Capital Requirements**</u>

The Company is registered with the SEC. The Company does not carry customer accounts and does not accept customer funds or securities.

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2020, the Company had net capital of $579,983, which was $479,983 in excess of its minimum net capital requirement of $100,000. The ratio of aggregate indebtedness to net capital is 0.5 to 1.

Note 4 - <u>**Income Taxes**</u>

The Company is an LLC, wholly owned by JCAH and files consolidated federal and state with its only member, its Parent, and as a result is a "disregarded entity" for Federal and State income tax purposes. Accordingly, no provision or liability for federal and state income taxes has been included in the financial statements. The Company also files a consolidated tax return with its Parent who is subject to New York City Unincorporated Business Tax ("NYCUBT"). The Company accounts for the NYCUBT as though the Company filed its own return separate from the Parent and tax payments, if any, are paid to its Parent for its proportionate share of taxes.

Note 5 - <u>**Related Party Transactions**</u>

The Company has entered into an expense sharing agreement with JCAH as of April 1, 2014 whereby all expenses related to the business of the Company will be borne by the Company as follows:

All registration and filing fees incurred in connection with associated persons of the

Note 5 - Related Party Transactions(continued)

Company for registrations which may be required under (i) the Securities Exchange Act of 1934 (the "Exchange Act"); (ii) the By-Laws and Rules of Financial Industry Regulatory Authority ("FINRA"); and (iii) all applicable securities laws and regulations of those States and other jurisdictions in which such associated persons of the Company intend to conduct business; and All FINRA-related dues and assessment fees, annual independent auditor fees, fidelity bond premium fees, and its own federal, state and local tax liabilities.

All expenses related to the business of the Company. Any expenses paid by JCAH will be reimbursed by the Company at the cost to JCAH including the NYUBCT, as more fully described in Note 4, and the use of the New York City office space (office space lease is in the name of JCAH) which aggregated $246,900 during 2020.

This agreement can be terminated by either party with six month's written notice.

During the year the Company sold securities and derivatives to JCAH which the Company had previously received from its clients in lieu of cash fees. The securities and derivatives sale was done at the market value of $78,000 on the date of sale.

Note 6 - Commitments, Contingencies and Indemnifications

In the normal course of its operations, the Company enters into contracts and agreements that contain indemnifications and warranties. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

JCAH entered into an office lease which commenced on June 1, 2018 for a period of six and one-half six years terminating November 30, 2023. The Company uses that space and makes the payments on behalf of JCAH as part of the agreement with JCAH.

As a result of the lease payments the Company recognized rent expenses on a straight-line basis computed by dividing the total rent to be paid over the lease arrangement. At December 31, 2020, the Company had a $72,000 deferred rent credit to be amortized through November 30, 2023.

During 2020 rent expense totaled $246,900 and is reported as a component of occupancy and equipment in the accompanying statement of operations.

Note 7 - <u>Revenue Concentration</u>

The Company's top three clients individually represent 51%, 10% and 9% of the Company's Advisory fee revenue for 2020 and together aggregate approximately 69% of the Company's total Advisory fee revenue. All of the Company's clients are headquartered primarily in the Pacific Basin and Canada, but since revenues are recorded as received generally in US dollars and usually paid at closing there is no material foreign exchange risk.

Note 8 - Risks and Uncertainties

The World Health Organization characterized the outbreak of the novel coronavirus ("COVID-19") as a global pandemic on March 11, 2020. COVID-19 continues to adversely impact global and domestic commercial activity and has contributed to significant volatility in financial markets.

The Company's business operations and revenue sources have not been impacted by COVID-19. However, if the financial markets and/or the overall economy are impacted for an extended period, the Company's future financial results may be materially adversely affected.

Note 9 - <u>Subsequent Events</u>

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2020, through February 24, 2021 the date of issuance of these financial statements.

There were no other events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.

JETT CAPITAL ADVISORS LLC
COMPUTATION OF NET CAPITAL UNDER RULE15 C3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2020

Computation of Net Capital

Total member's equity qualified for net capital	$ 1,495,149
Deductions and/or charges – non-allowable assets	915,166
Total deductions	915,166
Net capital before haircuts on securities	579,983
Haircuts on securities	-
Net Capital	$ 579,983
Aggregate indebtedness	$ 292,223
Computation of basic net capital requirement	
Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$ 100,000
Net capital in excess of minimum requirement	$ 479,983
Ratio of aggregate indebtedness to net capital	0.50 to 1

There are no material differences from the Net Capital calculation shown above and the unaudited calculation filed with the Company's December 31, 2019 X17a-5 report filed on January 27, 2021.



RAPHAEL
GOLDBERG
NIKPOUR
COHEN
SULLIVAN

CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Jett Capital Advisors LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Jett Capital Advisors LLC identified the following provisions of footnote 74 to SEC Release 34-70073 under which Jett Capital Advisors LLC claimed an exemption and (2) Jett Capital Advisors LLC stated that Jett Capital Advisors LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Jett Capital Advisors LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Jett Capital Advisors LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth by the Securities Exchange Commission.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC
Woodbury, New York

February 24, 2021

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 | FAX: 516.496.9688 | WWW.RSGNCCPAS.COM


JETT CAPITAL ADVISORS LLC
EXEMPTION REPORT PURSUANT TO RULE 17a-5
FOR THE YEAR ENDED DECEMBER 31, 2020


We, as members of management of **JETT CAPITAL ADVISORS LLC** ("Company"), are responsible for compliance with the annual reporting requirements of 17a-5 of the Securities and Exchange Commission Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority. Management of the Company hereby makes the following assertions:

 The Company does not claim an exemption under the exemption provisions of SEA Rule 15c3-3, but is exempt in reliance on footnote 74 to SEC Release 34-70073, (the "Identified Exemption"), dated July 30, 2013, and as discussed in Q&A 68 of the related FAQ issued by SEC staff on April 4, 2014.

 The Company met the Identified Exemption for the period December 1, 2019 through December 31, 2020 without exception.

I, J. Clarke Gray, affirm that, to the best of my knowledge and belief, this Exemption Report is true.

JETT CAPITAL ADVISORS LLC



J. Clarke Gray
Chief Financial Officer
February 24, 2021



RGNC&S RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members of
Jett Capital Advisors LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Jett Capital Advisors LLC and the SIPC, solely to assist you and SIPC in evaluating Jett Capital Advisors LLC 's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Jett Capital Advisors LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Jett Capital Advisors LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Jett Capital Advisors LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC
Woodbury, New York

February 24, 2021